                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. .....)

                         AMERICAN REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   029174-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                     10670 N. Central Expressway, Suite 600
                               Dallas, Texas 75231
                                 (214) 692-4758
                           (214) 750-0779 (Facsimile)
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 August 3, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029174-10-9


     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

                                                     OO
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                     Nevada
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                                       6,052,957
                  7)       Sole Voting Power
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially                                                              -0-
 Owned by         8)       Shared Voting Power
Each Report-
ing Person        --------------------------------------------------------------
With                                                                   6,052,957
                  9)       Sole Dispositive Power

                  --------------------------------------------------------------
                                                                       -0-
                  10)      Shared Dispositive Power

--------------------------------------------------------------------------------

                                                                       6,052,957
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

                                                                       50.9%
     13) Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions)

     CUSIP No. 029174-10-9

--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           The Gene E. Phillips Children's Trust, I.D. No. 13-6599759

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

                                                     OO
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                     Texas
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                                       27,602
                  7)       Sole Voting Power
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially                                                              -0-
 Owned by         8)       Shared Voting Power
Each Report-
ing Person        --------------------------------------------------------------
With                                                                   27,602
                  9)       Sole Dispositive Power

                  --------------------------------------------------------------
                                                                       -0-
                  10)      Shared Dispositive Power

--------------------------------------------------------------------------------
                                                                         27,602
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

                                                                       0.2%
     13) Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------

                                                              OO
     14) Type of Reporting Person (See Instructions)

CUSIP No. 029174-10-9


     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           Transcontinental Realty Investors, Inc., FEI No. 94-656582

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

                                                     OO
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                     Nevada
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------
                                                                       746,972
                  7)       Sole Voting Power
 Number of
Shares Bene-      --------------------------------------------------------------
 ficially                                                              -0-
 Owned by         8)       Shared Voting Power
Each Report-
ing Person        --------------------------------------------------------------
With                                                                   746,972
                  9)       Sole Dispositive Power

                  --------------------------------------------------------------
                                                                       -0-
                  10)      Shared Dispositive Power

--------------------------------------------------------------------------------

                                                                         746,972
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

                                                                       6.3%
     13) Percent of Class Represented by Amount in Row (11)

--------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions)

ITEM 1. SECURITY AND ISSUER

         This initial Statement on Schedule 13D (the "Statement") relates to shares of Common Stock, par value $0.01 per share (the "Shares") of American Realty Investors, Inc., a Nevada corporation (the "Issuer" or "ARL"), which has its principal executive offices located 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. The CUSIP number of the Shares is 029174-10-9.

         The Issuer is a Nevada corporation formed pursuant to the terms of that certain Agreement and Plan of Reorganization dated as of November 3, 1999, among ARL, National Realty, L.P., a Delaware limited partnership ("NRLP") and American Realty Trust, Inc., a Georgia corporation ("ART"). At Special Meetings of the stockholders of ART and the Unitholders of NRLP, each held on March 21, 2000, the security holders of each entity approved a proposal for a tax-free reorganization and combination of the ownership of the two entities by consolidation with and into ARL. The consolidation was effectuated by a closing on August 3, 2000, of separate mergers of ART and NRLP with and into wholly-owned subsidiaries of ARL with the result that ART and NRLP became wholly-owned subsidiaries of ARL with the securities of ART and NRLP converted into securities of ARL. At such closing, effective August 3, 2000, ART stockholders received 0.91 shares of ARL Common Stock in exchange for each share of ART Common Stock then held, and the NRLP Unitholders received one share of ARL Common Stock for each Unit held. ART and NRLP each continue business operations as wholly-owned subsidiaries of ARL with no change in management of the combined entities or their properties. With the consummation of the transaction, the "Reporting Persons" (as defined in Item 2 below) became the holders of the Shares specified in Item 5 below.

ITEM 2. IDENTITY AND BACKGROUND

         (a)-(c) and (f) This Statement is filed on behalf of Basic Capital Management, Inc., a Nevada corporation ("BCM"), the Gene E. Phillips Children's Trust, a trust formed under the laws of the state of Texas (the "GEP Trust"), and Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), each of which has its principal executive offices located at 10670 N. Central Expressway, Suite 600, Dallas, Teas 75235. All of BCM, NOLP, GEP Trust and TCI are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of TCI are also executive officers of BCM. Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust. The executive officers of ARL are also executive officers of BCM and TCI. BCM also serves as the contractual advisor to ARL and TCI.

         I. BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate and investment trusts and other real estate entities. The name, business address and capacity with BCM of each of the executive officers or directors of BCM are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips.

         II. The GEP Trust is a trust formed under the laws of the state of Texas for the benefit of the children of Mr. Gene E. Phillips. The trustee of the GEP Trust is Donald W. Phillips, brother of Gene E. Phillips.

         Mr. Gene E. Phillips' business address is 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Mr. Gene E. Phillips is a citizen of the United States of America.

         Mr. Donald W. Phillips' business address is 10670 N. Central Expressway, Suite 515, Dallas, Texas 75231. Mr. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Mr. Donald W. Phillips is a citizen of the United States of America.

         III. TCI is a real estate investment company organized and existing under the laws of the state of Nevada. TCI's principal business activity is investment in real estate. The name, business address and capacity with TCI of each of the executive officers or directors of TCI are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.

         (d) During the last five years, none of BCM, GEP Trust or TCI, nor any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

         (e) During the last five years, none of BCM, GEP Trust or TCI, nor any of their respective executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No funds were required of the Reporting Persons to acquire the Shares pursuant to the consolidation transaction described in Item 1 above.

ITEM 4. PURPOSE OF TRANSACTION

         The Reporting Persons acquired the Shares described in Item 5 below in connection with the consolidation transaction described in Item 1 above. The Reporting Persons have no present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer except that the Reporting Person may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer presently owned; or

                  (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a materially amount of assets of the Issuer or any of its subsidiaries; or

                  (d) a change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

                  (e) any materially change in the present capitalization or dividend policy of the Issuer; or

                  (f) any other material change in the Issuer's business or corporate structure; or

                  (g) changes in the Issuer's Charter, Bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; or

                  (h) causing a class of securities of the Issuer to be de-listed from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any actions similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) According to the latest information available from the Issuer, as of August 3, 2000, the total number of issued and outstanding Shares was 11,890,125 Shares. As of August 18, 2000, after giving effect to the transaction described in (c) below and Item 1 above, the Reporting Persons own and hold directly and beneficially the following Shares:


                                               No. of Shares                      Approximate
Name                                           Owned Directly                      % of Class
----                                           --------------                     -----------
BCM                                              6,052,957                           50.9%
GEP Trust                                           27,602                            0.2%
TCI                                                746,972                            6.3%
                                                 ---------                           ----
TOTALS                                           6,827,531                           57.4%
                                                 =========                           ====

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of BCM may be deemed to beneficially own the number of Shares owned by BCM described above; each of the directors of TCI may be deemed to beneficially own the Shares held directly by TCI; Ryan T. Phillips as a beneficiary of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:


                                                                           No. of Shares                   % of
Name of Director                               Entity                   Beneficially Owned                 Class
----------------                               ------                   ------------------                 -----
Ryan T. Phillips                               BCM and                       6,080,559                     51.5%
                                              GEP Trust
Mickey Ned Phillips                              BCM                         6,052,957                     50.9%
Ted P. Stokely                                   TCI                           746,972                      6.3%
R. Douglas Leonhard                              TCI                           746,972                      6.3%
Murray Shaw                                      TCI                           746,972                      6.3%
Martin L. White                                  TCI                           746,972                      6.3%
Edward G. Zampa                                  TCI                           746,972                      6.3%
                                                                             ---------                     ----

         Total Units beneficially                                            6,827,531                     57.4%
         owned by Reporting Persons                                          =========                     ====
         and individuals listed
         above

         (b) Each of the directors of BCM share voting and dispositive power over the 6,052,957 Shares held by BCM. Each of the directors of TCI have shared voting and dispositive power over the 746,972 Shares held by TCI. The Trustee of the GEP Trust has complete voting and dispository power over the 27,602 Shares held by the GEP Trust.

         (c) During the sixty calendar days ended August 18, 2000, except for the receipt of a total of 6,827,531 Shares of ARL Common Stock in conversion of the shares of ART Common Stock and Units of NRLP held by the Reporting Persons prior to the consummation of the transaction described in Item 1 above, none of BCM, TCI or GEP Trust nor their respective executive officers or directors or Trustees have engaged in any transaction in the Shares during the past sixty days immediately prior to the date of this Statement. See also Item 6 below.

         (d) No person other than the Reporting Persons or their respective Board of Directors or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by BCM, TCI and the GEP Trust.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         BCM has pledged 161,070 Shares to Foothill Capital, pledged 737,100 Shares to Preferred Bank, and pledged 36,600 Shares to United Pacific Bank pursuant to loan agreements with such lenders. Prior to the conversion, each of such lenders held Shares of Common Stock of ART by pledge.

         BCM has also pledged 957,979 Shares to Florida Community Bank as an accommodation pledge in connection with a loan from such bank to ART. BCM has also pledged 54,600 Shares to First Enterprise Bank as an accommodation pledge on behalf of David Morgan for a loan from such bank to David Morgan.

         All 746,972 Shares owned by TCI may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Morgan Stanley Dean Witter relating to a brokerage account of TCI, which is a stock margin account maintained by TCI with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         All 27,602 Shares owned by the GEP Trust may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Morgan Stanley Dean Witter relating to a brokerage account of the GEP Trust, which is a stock margin account maintained by the GEP Trust with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         Except as set forth in the preceding paragraph, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement on
Schedule 13D is true, complete and correct.

         Dated: August 24, 2000.

                                       BASIC CAPITAL MANAGEMENT, INC.


                                       By: /s/ Karl L. Blaha
                                          --------------------------------------
                                          Karl L. Blaha, President


                                       TRANSCONTINENTAL REALTY INVESTORS,
                                       INC.


                                       By: /s/ Karl L. Blaha
                                          --------------------------------------
                                          Karl L. Blaha, President


                                       GENE E. PHILLIPS CHILDREN'S TRUST


                                       By: /s/ Donald W. Phillips
                                          --------------------------------------
                                          Donald W. Phillips, Trustee

                                   SCHEDULE 1

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                         BASIC CAPITAL MANAGEMENT, INC.


  NAME AND CAPACITY WITH                                                         PRESENT BUSINESS IN
      BASIC CAPITAL                         BUSINESS ADDRESS                     WHICH EMPLOYMENT IS
     MANAGEMENT, INC.                                                                CONDUCTED
Ryan T. Phillips,                       10670 N. Central Expwy.                 President, Signature
Director                                Sixth Floor                             Asset Management, Inc.
                                        Dallas, Texas 75231

Mickey Ned Phillips,                    264 Rolling Hills Circle                President, Ned Phillips
Director                                Gaffney, SC 29340                       Construction Company

Karl L. Blaha, President                10670 N. Central Expwy.                 President, Basic Capital
                                        Suite 300                               Management, Inc.
                                        Dallas, Texas 75231

Mark W. Branigan,                       10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
and Chief Financial                     Dallas, Texas 75231                     Management, Inc.
Officer

Clifford C. Towns, Jr.,                 10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
- Finance                               Dallas, Texas 75231                     Management, Inc.

Bruce A. Endendyk,                      10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
                                        Dallas, Texas 75231                     Management, Inc.

David W. Starowicz,                     10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
- Commercial Asset                      Dallas, Texas 75231                     Management, Inc.
Management

Steven K. Johnson,                      10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
- Residential Asset                     Dallas, Texas 75231                     Management, Inc.
Management

Cooper B. Stuart,                       10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
                                        Dallas, Texas 75231                     Management, Inc.

Robert A. Waldman,                      10670 N. Central Expwy.                 Senior Vice President,
Senior Vice President,                  Suite 600                               General Counsel and
Secretary and General                   Dallas, Texas 75231                     Secretary, Basic Capital
Counsel                                                                         Management, Inc.

                                   SCHEDULE 2

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                     TRANSCONTINENTAL REALTY INVESTORS, INC.


   NAME AND CAPACITY WITH
   TRANSCONTINENTAL REALTY                                                        PRESENT BUSINESS IN WHICH
       INVESTORS, INC.                         BUSINESS ADDRESS                    EMPLOYMENT IS CONDUCTED
Ted P. Stokely, Chairman                 10670 N. Central                        General Manager, Minority
of the Board of Directors                Expressway                              and Elderly Housing
                                         Suite 515                               Assistance Foundation,
                                         Dallas, Texas 75231                     Inc.

R. Douglas Leonhard,                     13230 Hunters Lark                      Retired.
Director                                 San Antonio, Texas 78230

Murray Shaw, Director                    3713 Ebony Hollow Pass                  Chairman of the Board of
                                         Austin, Texas 78745                     Stephen F. Austin
                                                                                 University

Matin L. White, Director                 8051 Coach Drive                        Chairman of the Board and
                                         Oakland, California 94605               Chief Executive Officer of
                                                                                 Community Based
                                                                                 Developers, Inc.

Edward G. Zampa, Director                No. Fifty Osgood Place                  General Partner, Edward G.
                                         Suite 110                               Zampa & Company
                                         San Francisco, California
                                         94133

Karl L. Blaha, President                 10670 N. Central                        President, Basic Capital
                                         Expressway                              Management, Inc.
                                         Suite 600
                                         Dallas, Texas 75231

Mark W. Branigan,                        10670 N. Central                        Executive Vice President,
Executive Vice President                 Expressway                              Basic Capital Management,
and Chief Financial                      Suite 600                               Inc.
Officer                                  Dallas, Texas 75231

Bruce A. Endendyk,                       10670 N. Central                        Executive Vice President,
Executive Vice President                 Expressway                              Basic Capital Management,
                                         Suite 600                               Inc.
                                         Dallas, Texas 75231

David W. Starowicz,                      10670 N. Central                        Executive Vice President,
Executive Vice President -               Expressway                              Basic Capital Management,
Commercial Asset                         Suite 600                               Inc.
Management                               Dallas, Texas 75231

Steven K. Johnson,                       10670 N. Central                        Executive Vice President,
Executive Vice President -               Expressway                              Basic Capital Management,
Residential Asset                        Suite 600                               Inc.
Management                               Dallas, Texas 75231

Robert A. Waldman, Senior                10670 N. Central                        Senior Vice President,
Vice President, Secretary                Expressway                              General Counsel and
and General Counsel                      Suite 600                               Secretary, Basic Capital
                                         Dallas, Texas 75231                     Management, Inc.